Jim Morrone			140 Scott Drive
Direct Dial: (650) 463-3058			Menlo Park, California 94025
Jim.Morrone@lw.com			Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
			Abu Dhabi	Milan
			Barcelona	Moscow
June 26, 2014			Beijing	Munich
			Boston	New Jersey
VIA EDGAR			Brussels	New York
			Chicago	Orange County
United States Securities and Exchange Commission			Doha	Paris
Division of Corporation Finance			Dubai	Riyadh
100 F Street, N.E.			Düsseldorf	Rome
Washington, D.C. 20549-6010			Frankfurt	San Diego
			Hamburg	San Francisco
Attention:	Max A. Webb, Assistant Director		Hong Kong	Shanghai
	Justin Dobbie, Legal Branch Chief		Houston	Silicon Valley
	J. Nolan McWilliams, Attorney-Adviser		London	Singapore
			Los Angeles	Tokyo
	Re:	Fantex, Inc.	Madrid	Washington, D.C.
Registration Statement on Form S-1
		Other Included Contracts	File No. 051318-0026

Dear Ms. Murphy:

On behalf of Fantex, Inc. (the “Company”), we submit this letter, including the Exhibit A attached hereto, to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company has filed an amendment to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) with the Commission on June 25, 2014 relating to the proposed offering of the Company’s Fantex Series EJ Manuel Convertible Tracking Stock.  The Company has concurrently submitted a letter (the “Response Letter”) responding to the Staff’s comments on the Registration Statement received on June 12, 2014. The Company hereby submits to the Staff on a supplemental basis the published research by Per Jönsson and Claes Wohlin referenced in response number 4 of the Response Letter.

Please do not hesitate to contact me by telephone at (650) 463-3058 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jim Morrone

Jim Morrone
of LATHAM & WATKINS LLP

cc:                               Fantex, Inc.

June 25, 2014

EXHIBIT A

Benchmarking k-Nearest Neighbour Imputation with Homogeneous Likert Data
Per Jönsson and Claes Wohlin

11 Empirical Software Engineering: An International Journal 463 (2006)